

06037329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045



FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
HOSPIRA 401(k) RETIREMENT SAVINGS PLAN
DECEMBER 31, 2005 AND 2004

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, Plan Administrator and Trustees of the
Hospira 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Hospira 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
June 20, 2006

Grant Thornton LLP

Hospira 401(k) Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004
(dollars in thousands)

	2005	2004
Assets		
Cash	$ 61	$ 1,300
Investments	931,585	944,530
Due from brokers	1,313	2,827
Employer contribution receivable	-	13,837
Total assets	932,959	962,494
Liabilities		
Due to brokers	57	1,295
NET ASSETS AVAILABLE FOR BENEFITS	$ 932,902	$ 961,199

The accompanying notes are an integral part of these statements.

Hospira 401(k) Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005
(dollars in thousands)

Additions	
Contributions	
Employer	$ 34,078
Participant	40,918
Total contributions	74,996
Investment income (loss)	
Net depreciation in fair value of investments	(24,850)
Interest and dividends	24,415
Net investment loss	(435)
Total additions to net assets	74,561
Deductions	
Benefits paid to participants	103,912
Other expenses	88
Total deductions from net assets	104,000
Transfer in from other plan	1,142
NET DECREASE IN NET ASSETS	(28,297)
Net assets available for benefits	
Beginning of year	961,199
End of year	$ 932,902

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a cash or deferred arrangement 401(k) plan and was established effective May 1, 2004 in connection with the spin off of Hospira, Inc. ("Hospira") from Abbott Laboratories ("Abbott"). Employees of Hospira who were previously participants in the Abbott Laboratories Stock Retirement Plan automatically became participants in the Plan. Those employees' corresponding accounts and assets were transferred to the Plan. The total value of transferred assets was approximately $822,849,000, of which $821,707,000 was transferred during 2004 and the balance of $1,142,000 was transferred during 2005. For those transferred participant accounts that were invested in Abbott stock at the time of the transfer, such amounts may continue to be invested in Abbott stock or be redirected by the participant to the other investment options described below. Participants may not, however, direct the investment of additional amounts into Abbott stock after the transfer. Additionally, as of December 1, 2005, Fiduciary Counselors Inc. was appointed as an independent fiduciary responsible for monitoring the suitability of both Abbott and Hospira stock under the Plan.

In May 2005, Hospira sold its Salt Lake City manufacturing facility and related equipment and inventory to ICU Medical, Inc ("ICU"). As part of the sales agreement, employees of the Salt Lake City facility who were hired by ICU could voluntarily elect to transfer their respective account balance to ICU's plan as a rollover. Included in distributions is $12,210,000 of elective rollovers related to the sale of the Salt Lake City facility to ICU.

In general, United States employees not covered by a collective bargaining agreement of Hospira may voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Mercer Trust Company ("Mercer") serves as trustee of the Plan's trust, the Hospira 401(k) Retirement Savings Trust. Three Hospira officers serve as co-trustees of the trust.

Contributions and Vesting

Employer Contributions

Prior to January 1, 2005, employer contributions to the Plan were made each payroll period based on the participating employees' eligible compensation at an amount of 5% of the employee's eligible compensation for any participant contributing at least 2% of compensation. Effective January 1, 2005, the Plan was amended such that employer contributions for periods on and after January 1, 2005 are equal to 5% of a participant's eligible compensation for participants who

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

contribute at least 2% but less than 3% of their eligible compensation and are equal to 6% of a participant's eligible compensation for any participant who contributes at least 3% of his or her compensation. In addition, for any participant who, as of December 31, 2004, is both age 40 or older and employed by Hospira, an additional employer contribution shall be made each Plan year through 2009 for those participants who contribute at least 2% of their compensation, at a uniform percentage rate of eligible compensation to be determined by the Plan administrator, up to a maximum aggregate percentage amount of 15% for all Plan years. Employer contributions are invested each pay period according to the employee's investment elections.

Employee Contributions

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible compensation in multiples of one percent to the Plan, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to certain limitations of the United States Internal Revenue Code ("IRC"). Eligible compensation is an employee's regular base pay, including overtime as well as sales bonuses, sales incentives, and sales commissions. Participants may choose to make their contributions from either pretax compensation, after-tax compensation (not to exceed 10% of compensation), or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

Effective January 1, 2005 the Plan was amended to allow eligible hired or rehired employees who have not provided their elections to participate in the Plan within 60 days of employment to be automatically enrolled in the Plan and have their compensation automatically reduced for pre-tax contributions by a percentage elected by the administrator.

Also, effective January 1, 2005, for participants contributing at least 3% in pre-tax contributions and reaching the statutory pre-tax limit will automatically have 3% of such contributions converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year. In addition, those participants contributing only 2% in pre-tax contributions will have only 2% automatically converted to after-tax contributions. Total participant pre-tax and after-tax contributions may not exceed 18% of the participant's eligible compensation or IRS limits.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers the following investment options: Hospira common stock, Hospira Stable Value Fund, George Putnam Fund of Boston, Putnam Fund for Growth and Income, Putnam International Equity Fund, Putnam Voyager Fund, American Funds EuroPacific Growth Fund, American Funds Growth Fund of America, American Funds Investment Company of America Fund, American Funds Washington Mutual Investors Fund, Dodge & Cox Balanced Fund, Vanguard Extended Market Index Fund, and Vanguard Institutional Index Fund.

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule prior to January 1, 2005:

Service	Vesting Percentage
Less than two years	0%
Two years or more	100%

As of January 1, 2005, participants became fully vested in their prior employer contributions and vesting is immediate for all future employer contributions.

Non-vested portions of employer contributions are forfeited as of an employee's termination date. Forfeitures were (1) used to restore any forfeitures of participants who returned to service with Hospira within a given period of time, (2) used to pay Plan expenses and (3) used to reduce future employer contributions if terminated participants did not return to service within the given period of time. Approximately $0 and $51 of forfeitures were available at the end of 2005 and 2004, respectively.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, to the extent they hold Hospira and/or Abbott stock in whole shares or as direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses. Certain participant accounts are subject to short-term trading fees and/or investment service fees.

Loans to Participants

Participants may borrow from their accounts amounts not to exceed the lesser of the current market value of the aggregated assets allocated to their pretax account, rollover account and employer contribution account or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at an interest rate to be determined by the Plan's administrator. Loans, limited to two per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving Hospira during the repayment period, the balance of the outstanding loan is either repaid by the employee upon separation or netted from their Plan distribution.

Effective January 1, 2005, participants may no longer have two loans outstanding, except if one of the loans is for purchasing a primary residence. In addition, participants are no longer permitted to refinance loans.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the Hospira Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Hospira Stable Value Fund is valued at contract value because it is fully benefit responsive. Putnam maintains contributions to the Hospira Stable Value Fund in a separate account. The account is credited with earnings on underlying investments (principally insurance contracts), and charged for Plan withdrawals and administrative expenses charged by Putnam. The average yield during the year ended December 31, 2005 was 4.25% and the crediting interest rate was approximately 4.37% and 4.38% at December 31, 2005 and 2004, respectively. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The approximate fair value of the underlying investment contracts at December 31, 2005 and 2004, was $104,663,000 and $91,982,000, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation/ (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation/ (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Hospira pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2005 and 2004 (dollars in thousands):

	2005	2004
Abbott common stock	$383,079	$543,741
Hospira common stock	164,483	90,276
Participant loans	n/a	49,990

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows (dollars in thousands):

Mutual funds	$ 12,147
Common stock	(36,997)
Net depreciation	$(24,850)

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by an affiliate of Mercer; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, Hospira has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and the Internal Revenue Code. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE F - TAX STATUS

The Plan has not yet applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under the applicable sections of the IRC. However, the Plan administrator believes that the Plan has a remaining period of time under applicable Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a determination letter. Further, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE G - SUBSEQUENT EVENTS

Effective June 23, 2006, the Physiometrix 401(k) Savings and Retirement Plan was merged with and into the Plan.

SUPPLEMENTAL SCHEDULE

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2005
(dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Abbott Laboratories, common shares, 9,715,417 shares				$ 383,079
*Hospira, Inc., common shares 3,844,862 shares				164,483
Mutual funds				
*Putnam Voyager Fund, Class Y shares; 1,649,748				29,613
*Putnam Fund for Growth and Income, Class Y shares; 1,004,188				19,853
*George Putnam Fund of Boston, Class Y shares; 523,771				9,412
*Putnam International Equity Fund, Class Y shares; 538,374				14,154
American Funds Growth Fund of America, Class R5 shares; 936,692				28,897
American Funds Investment Company of America Fund, Class R5 shares; 341,615				10,710
American Funds Washington Mutual Investors Fund, Class R5 shares; 430,055				13,259
American Funds EuroPacific Growth Fund, Class R5 shares; 619,395				25,451
Dodge & Cox Balanced Fund, shares; 494,223				40,200
Vanguard Extended Market Index Fund, Institutional shares; 659,085				22,600
Vanguard Institutional Index Fund, shares; 223,333				25,462
*Loans to participants, 4.00% to 9.50%				38,917
Hospira Stable Value Fund, guaranteed investment contracts				
Canada Life Assurance Co.	2.56%	06/02/06		904
Canada Life Assurance Co.	2.95	08/15/06		595
GE Life & Annuity Assurance Co.	5.72	02/15/06		503
GE Life & Annuity Assurance Co.	6.26	02/15/06		364

15

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Hospira Stable Value Fund, guaranteed investment contracts - Continued				
GE Life & Annuity Assurance Co.	5.80%	09/30/07		1,803
GE Life & Annuity Assurance Co.	4.32	11/16/07		1,343
GE Life & Annuity Assurance Co.	4.19	02/05/08		993
GE Life & Annuity Assurance Co.	3.70	09/30/08		1,275
GE Life & Annuity Assurance Co.	4.13	01/02/09		1,596
GE Life & Annuity Assurance Co.	4.28	03/02/09		958
Hartford Life Ins. Co.	5.22	01/29/07		744
Hartford Life Ins. Co.	3.74	03/17/08		977
Hartford Life Ins. Co.	4.03	04/09/08		982
Hartford Life Ins. Co.	4.41	08/15/08		815
Hartford Life Ins. Co.	4.24	11/12/08		642
Hartford Life Ins. Co.	4.16	03/02/09		637
Jackson National Life Insurance Co.	4.12	01/04/10		3,135
Jackson National Life Insurance Co.	4.55	02/16/10		5,082
Jackson National Life Insurance Co.	4.34	04/15/10		3,112
John Hancock Mutual Life	5.52	06/30/07		1,804
Metropolitan Life Ins. Co.	5.07	03/30/07		2,217
Metropolitan Life Ins. Co.	5.56	06/04/07		758
Metropolitan Life Ins. Co.	4.04	09/28/07		1,670
Metropolitan Life Ins. Co.	4.35	01/10/08		838
Metropolitan Life Ins. Co.	2.45	02/15/08		1,146
Metropolitan Life Ins. Co.	3.94	08/01/08		795
Metropolitan Life Ins. Co.	4.38	11/11/08		966
Monumental Life Insurance Co.	4.81	06/15/06		1,043
Monumental Life Insurance Co.	5.54	01/26/07		2,381
Monumental Life Insurance Co.	4.39	06/30/09		3,197
Monumental Life Insurance Co.	4.53	07/01/10		3,092
New York Life	7.17	02/15/06		259
New York Life	5.27	06/30/06		1,544
New York Life	5.35	04/17/07		925
New York Life	5.79	08/15/07		1,077
New York Life	3.93	01/04/08		763
New York Life	3.06	06/18/08		2,090
New York Life	3.15	07/30/08		746
Pacific Life Insurance Co.	4.24	12/01/08		1,601
Principal Life Insurance Co.	2.37	06/02/06		893
Principal Life Insurance Co.	5.43	01/26/07		2,068

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
As of December 31, 2005
(dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Hospira Stable Value Fund, guaranteed investment contracts - Continued				
Principal Life Insurance Co.	5.72%	04/30/07		928
Principal Life Insurance Co.	3.73	02/11/08		3,106
Principal Life Insurance Co.	4.70	02/15/08		3,012
Principal Life Insurance Co.	4.32	02/16/10		3,122
Protective Life Insurance Co.	5.45	6/30/2006		755
Protective Life Insurance Co.	4.17	2/15/2008		913
Protective Life Insurance Co.	3.22	07/30/08		893
Prudential Asset Management Co.	4.20	11/30/09		3,144
Prudential Asset Management Co.	4.42	08/16/10		3,079
Security Life of Denver	4.23	09/30/09		5,279
Travelers Insurance Co.	7.10	02/15/06		449
Travelers Insurance Co.	5.35	06/30/06		749
Travelers Insurance Co.	4.10	09/30/07		742
Travelers Insurance Co.	4.15	12/31/07		765
Travelers Insurance Co.	2.36	02/15/08		572
Travelers Insurance Co.	3.98	02/13/09		3,120
Travelers Insurance Co.	3.96	10/30/09		3,020
Hospira Stable Value Fund Mellon Bank STIF	4.23			13,514
				$ 931,585

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira 401(k) Retirement Savings Plan
(Name of Plan)

Date: June 20, 2006

Henry A. Weishaar,
Corporate Vice President, Human Resources

Index to Exhibit

EXHIBIT
NUMBER

23.1   Grant Thornton LLP Consent of Independent Registered Public
Accounting Firm

Exhibit 23.1

Grant Thornton 🦁

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference of our report included in this Form 11-K, into Hospira, Inc.'s previously filed S-8 Registration Statements for the Hospira 401(k) Retirement Savings Plan (File Numbers 333-120074 and 333-115058).

Chicago, Illinois
June 20, 2006

Grant Thornton LLP

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International